UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Medi-Hut Co., Inc.
                               ------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  58438 C 10 3
                                  ------------
                                 (CUSIP Number)

                                 August 25, 2005
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 58438 C 10 3
          ------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Richard S. Rimer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                     a. |_|

                                     b. |_|

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Switzerland

                           5        SOLE VOTING POWER

  NUMBER OF                             3,375,000
   SHARES

BENEFICIALLY               6        SHARED VOTING POWER
  OWNED BY                              0
    EACH

  REPORTING                7        SOLE DISPOSITIVE POWER
   PERSON                               3,375,000
    WITH

                           8        SHARED DISPOSITIVE POWER

                                        0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,375,000 (See Note to Item 4(a))

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                        |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  15.9% (See Note to Item 4(b))

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN


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


                                  SCHEDULE 13G

ITEM 1.

(a)      NAME OF ISSUER

                  Medi-Hut Co., Inc.

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  215 Morris Avenue
                  Spring Lake, New Jersey 07762

ITEM 2.

     (a) NAME OF PERSONS FILING

                  Richard S. Rimer

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                   17 Chemin de la Sapiniere
                   Vandoeuvres, Switzerland 1253

     (c) CITIZENSHIP

                  Switzerland

     (d) TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.001 per share

     (e) CUSIP NUMBER

                  58438 C 10 3
                  ------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240.13D-1(B) OR SS. 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)/_/    Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o);

(b)/_/    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)/_/    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c);

(d)/_/ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)/_/    An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f)/_/ An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

(g)/_/ A parent holding company or control person in accordance with ss. 240.13d-1(b)(ii)(G);

(h)/_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)/_/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)/_/    Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to ss. 240.13d-1(c), check this box. |X|

ITEM 4.   OWNERSHIP (AT AUGUST 25, 2005)

     (a) AMOUNT BENEFICIALLY OWNED (See note to Item 4(a))

                  3,375,000

Note to
Item 4(a): The 3,375,000 shares of Common Stock beneficially owned by
           Richard S. Rimer include (i) 3,000,000 shares of Common Stock purchased from the Company at a purchase price of $0.05 per share and
           (ii) a debenture, in the principal amount of $375,000, convertible into 250,000 shares of Common Stock at $0.10 per share and 125,000 shares of Common Stock at $0.20 per share.

Note to
Item 4(b): Based upon 21,276,090 shares outstanding as represented to the
           Reporting Person by the Issuer.

     (b) PERCENT OF CLASS

                  15.9% (See Note to Item 4(b))

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                  3,375,000

           ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                  0

           iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  3,375,000

           iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              September 6, 2005
                              -----------------
                                    Date

                              RICHARD S. RIMER

                              /s/      Richard S. Rimer
                              -----------------------------------